

June 30, 2011

Mr. Eirik Eide
Chief Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      Re: **Ship Finance International Limited**
              Form 20-F for the Year Ended December 31, 2010
              Filed March 25, 2011
              File No. 001-32199

Dear Mr. Eide:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Risk Factors, page 2

1. Please confirm that in future filings you will revise to remove the words "some of" as this section should address all material risks.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our business, page 7

2. You state that your vessels may call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Please revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer.

In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries. Finally, you should tell us whether any ships that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

3. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

Operating and Financial Review and Prospects, page 44

Borrowings, page 62

4. We note from your disclosure here that you have used several of your vessels to collateralize borrowings, and that these borrowings contain minimum value covenants. Due to the volatility in vessel market values, please consider revising this section to include the specific minimum value covenants related to each credit facility as well as the results of your calculation as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. Such disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact that a 10% change in vessel market value may have on your continued compliance with these covenants.

Financial Statements: Ship Finance International Limited

Note 14. Investment in Associated Companies, page F-17

5. Please provide us with your calculations of significance required under Article 3-09 of Regulation S-X for SFL West Polaris as of December 31, 2010.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 if you have questions on legal matters.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief